

December 13, 2010

via U.S. mail and facsimile

Gregory A. Serrao, President
American Dental Partners
401 Edgewater Place, Suite 430
Wakefield, MA 01880

> **Re: American Dental Partners**
> **Form 10-K for Fiscal Year Ended December 31 2009**
> **Filed March 12, 2010**
> **File No. 0-23363**

Dear Mr. Serrao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 3

Service Agreements and Affiliation Structure, page 9

1. We note the references on pages five and six to your "affiliation model" and recent "acquisition and affiliation transactions." Please revise future filings to further clarify how you incur expenses and generate revenues. In this regard, the relationship between you and providers is not easily understood without referring to the service agreements, financial statement footnotes and other disclosure. For example,

- It appears that a service agreement relates to an up-front payment by you in exchange for the exclusive right and responsibility of providing business services, and that your revenues are generated by the subsequent provider payments based on a percentage of the provider's net revenues. It is unclear how any such up-front payments are calculated, and whether they are meant to reflect an "acquisition" of everything but the dental services of the provider.
- You state on page 27 that you do not own or control the affiliated practices, however, it appears that you have significant input, for example, through the Policy Board created by Article III of the service agreement filed as exhibit 10.49. You appear to have equal numbers of representatives on the board, which develops and implements the management and administrative policies of the provider.
- The last paragraph on page 27 suggests that the affiliated practices receive payments, reimburse you under the service agreement and transfer any remaining funds as compensation to dentists and others. Article II of Exhibit 10.49 states that the provider is exclusively responsible for "compensation of dentists." It is unclear to what extent the provider has discretion in determining the level of dentists' compensation given the amounts to be netted and the priority of payments in Article IV of exhibit 10.49.

Please provide draft disclosure with your response.

2. We note that pursuant to the terms of the service agreements, you bill patients and third-party payors on behalf of the affiliated practices. Please tell us if you also collect payments from patients and third-party payors on behalf of the affiliated practices or if these payments are collected by affiliated practices, and revise your disclosure in the future to clarify who collects payments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 29

3. We note the statement that, "[a]s a result of the PDG settlement, our results of operations may not be comparable period to period and may not reflect the results of operations to be expected in future periods." Revise future filings to explain why your results would not be comparable. Provide draft disclosure for our review.

Financial Presentation of Litigation Settlement, page 29

4. Please revise in future filings to quantify the "financial and other covenants, including minimum net worth, minimum EBITDA, minimum leverage and fixed charge coverage ratios," and include narrative and quantitative disclosure addressing the degree to which you are in compliance with the covenant thresholds.

5. You do not appear to provide disclosure under Item 303(a)(4) of Regulation S-K. Please revise in future filings, or advise.

6. We note that you present full pro forma non-GAAP consolidated statements of operations for purposes of presenting your litigation settlement. We believe that the presentation of full non-GAAP statements of operations attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g., non-GAAP salaries and benefits expenses and non-GAAP depreciation expense, et al.), and may give the impression that the non-GAAP statement of operations represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated statements of operations in future filings. Refer to question 102.10 guidance published on our website at
    http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm
    As an alternative, you may present a non-GAAP performance measure reconciled to GAAP net earnings (losses) to convey how you evaluate your performance.

7. We note your pro forma income taxes of $5,798,000 and $4,171,000 for the twelve months ended December 31, 2007 and 2008, respectively. It appears to us that your pro forma non-GAAP effective tax rates for 2007 and 2008 differ from your actual effective tax rates for those years, as determined under US GAAP. Please tell us how you calculate pro-forma income taxes and why the effective tax rates differ. Also confirm to us that you will enhance your non-GAAP disclosure in the future to describe how you calculate the pro-forma non-GAAP tax effects.

8. We note your adjustments to net earnings (losses) of $5,456,000 (2008) and $4,282,000 (2007) for amortization of service agreements, net of tax to arrive at "cash net earnings." We also note that you do not also adjust for depreciation or amortization of trade names, customer relationships and covenants not to compete to arrive at cash net earnings. Please explain how the amount can be characterized as "cash net earnings" and revise to provide the appropriate disclosures on how this measure is used.

9. We note your disclosure and discussion of cash net earnings and diluted cash net earnings per share in your financial results reported in your Item 2.02 and 9.01 Forms 8-K filed February 24, April 30, and July 28, 2010 and within

Management's prepared remarks in your quarterly earnings conference calls. We further note that you only disclose these metrics for the years ended 2008 and 2007 in your December 31, 2009 Form 10-K and that you do not disclose these metrics in your Forms 10-Q on a quarterly basis. It appears these metrics represent important measures by which you manage operations and communicate performance to investors. Please explain to us why you do not discuss these metrics for all periods presented in your annual and interim Exchange Act reports.

Critical Accounting Policies and Estimates, page 39

Goodwill and Intangible Assets, page 40

10. We note your affiliation transactions and acquisitions of business are accounted for as business combinations, while your affiliations with dental practices as a result of the parties entering into a service agreement are not business combinations. Please explain to us the reasons why certain transactions are accounted for as business combinations, such as the acquisition of Christie Dental, and why certain transactions are not accounted for as business combinations. In your response, compare and contrast the differences between the transactions you enter into and support for us the differences in accounting treatment with applicable accounting guidance. Also, provide to us disclosure that you will include in future filings that further describes the differences between these types of transactions that result in the different accounting treatments.

Valuation of Accounts Receivable, page 39

11. We note that each affiliated practice's provision for doubtful accounts is estimated in the period that the services are rendered, and adjusted in future periods as necessary. We further note that you have not recorded any reserves for uncollectability of your receivables due from affiliated practices. Please tell us whether the Company or the affiliated practices estimates the initial provision for doubtful accounts and the subsequent adjustments. Also tell us how your receivables due from affiliated practices are affected, if at all, by adjustments to the provision for doubtful accounts that are recorded by your affiliates subsequent to the period that the services are rendered.

Goodwill and Intangible Assets, page 40

12. We note that the service agreements you enter into with affiliates are generally amortized on a straight-line basis over a period of 25 years. Please tell us the factors you considered to determine the useful life of your service agreement intangible assets is 25 years.

Item 8. Financial Statements and Supplementary Data, page 45

Consolidated Statements of Income, page 49

13. In future filings, please confirm that you will clearly identify and separately
present on the face of the consolidated statements of income the amount of
consolidated net earnings (losses) attributable to the Company and to the
noncontrolling interest pursuant to FASB ASC 810-10-50-1A. Alternatively,
explain to us why such disclosure is not required.

Notes to Consolidated Financial Statements, page 52

(2) Basis of Presentation, page 52

14. We note your disclosure that management has determined that, based on the
provisions of its service agreements the Company is not required to consolidate
the financial statements of the affiliated practices that are affiliated with the
Company by means of a long-term service agreement with its own. Please further
explain to us the provisions of your service agreements that support your
conclusion that you are not required to consolidate the financial statements of the
affiliated practices. Please provide your analysis and the accounting guidance you
are relying upon for the basis of your accounting policy.

15. We also note your disclosure on page 58 that the amendment to the accounting
and disclosure requirements for the consolidation of variable interest entities,
including a new approach for determining who should consolidate a variable
interest entity, is not expected to have a material impact on your consolidated
results of operations. Please advise us of the following:

a. explain to us the changes to the nature of your analysis and/or your
conclusions reached, if any, as a result of ASU 2009-17;

b. provide us with your qualitative analysis under the new guidance to arrive
at your conclusion that you are not required to consolidate the financial
statements of the affiliated practices; and

c. include your consideration of whether each affiliated practice is a variable
interest entity and whether the Company is considered the primary
beneficiary, along with the basis for your conclusions in your response.

(5) Property and Equipment, page 63

16. We note that you have recorded aggregate capitalized software development costs amounting to $2,678,572 in connection with your proprietary practice management software system, Improvis®, as of December 31, 2009. We further note your disclosure on page 53 that development costs incurred for computer software development or obtained for internal use are capitalized and amortized. Please advise us of the following:

    a. the aggregate development costs incurred to-date for Improvis that you have expensed as of December 31, 2009, if any;

    b. your accounting policy for Improvis® software development costs (i.e. as internal-use under FASB ASC 350-40 or external-use under FASB ASC 985-20); and

    c. the factors you considered, including any sales or marketing of the software to third parties or to your unconsolidated affiliated practices to arrive at your accounting policy conclusion.

(10) Pending Shareholder Litigation Settlement, page 70

17. We note that you recorded $6 million in accrued expenses to reflect the pending settlement and $6 million in other current assets to reflect the pending receipt of insurance proceeds as of December 31, 2009 if the Court grants its final approval. Please expand your disclosure to discuss the uncertainties surrounding the final approval. Also, please explain your rationale for recording an asset and discuss whether the gain was realizable and you had the right to offset against the existing liability at December 31, 2009. Refer to ASC 450-30-05.

Item 9A. Controls and Procedures, page 78

Disclosure Controls and Procedures, page 78

18. We note your disclosure that your chief executive officer and chief financial officer concluded that DC&P were effective in timely alerting them to material information relating to the Company required to be disclosed in the December 31, 2009 Form 10-K. Please tell us if your DC&P were *only* effective in timely alerting them to material information relating to the Company required to be disclosed in the December 31, 2009 Form 10-K and, if not, confirm to us that you will revise your disclosure in future filings to remove this apparent limitation on your effectiveness conclusion. Provide us with the text of your proposed disclosure to be included in future filings based on your DC&P evaluation and conclusion as of December 31, 2009.

Schedule 14A

Compensation Committee, page 10

19. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your apparent conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.   Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Gregory A. Serrao, President
       Via facsimile to is (781) 224-0837.